NIOCORP DEVELOPMENTS LTD.

7000 South Yosemite Street, Suite 115

Centennial, CO 80112

December 22, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brain McAllister
Steve Lo
John Coleman
Karina Dorin
Laura Nicholson

Re:	NioCorp Developments Ltd.

Registration Statement on Form S-4

Filed November 7, 2022

File No. 333-268227

Ladies and Gentlemen:

NioCorp Developments Ltd., a company organized under the laws of the Province of British Columbia (“NioCorp,” the “Company,” “we,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 6, 2022 (the “Comment Letter”) with respect to our Registration Statement on Form S-4 filed with the Commission on November 7, 2022 (the “Form S-4”).

An amended Form S-4 is being filed with the Commission today (the “Amended Form S-4”). Below are the Company’s responses to the Comment Letter. For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.

Form S-4 Filed November 7, 2022

Questions and Answers About the Transactions
Q: Why am I receiving this joint proxy statement/prospectus?, page 7

1.	Please revise your disclosure to clarify whether the approval of certain proposals are conditioned upon the approval of other specified proposals. See Rule 14a-4(a)(3) of Regulation 14A.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages i, v, 94, 97, 99, 101, 102, 112, 114, 118 and 119 of the Amended Form S-4.

2.	Please disclose in this section the material terms of the Exchange Agreement, or provide a cross-reference to the section of your filing where such information is provided. For example, we note that you have not referenced in this section the “End Date” of the exchange right, or the terms of the Cash Exchange Election set forth in the agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 7 of the Amended Form S-4 to include a cross-reference to Note 4 to the Unaudited Pro Forma Condensed Combined Financial Information, which sets forth the material terms of the Exchange Agreement, including the “End Date” of the Exchange Right and a description of the terms of the Cash Exchange Election.

Q: Do any of the directors or officers of NioCorp or GX have interests in the Transactions that may differ from..., page 8

3.	Please quantify here and in other relevant sections of the registration statement the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement, if any. Provide similar disclosure for the company’s officers and directors, if material.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 9, 39, 61, 105 and 110 of the Amended Form S-4.

4.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 8, 38, 60, 62, 104 and 110 of the Amended Form S-4.

5.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 9, 39, 61, 105 and 110 of the Amended Form S-4.

6.	We note GX’s amended and restated certificate of incorporation waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted the search for an acquisition target.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 9, 38-39, 60-61, 104-105, 110 and 120-121 of the Amended Form S-4.

7.	Please expand your disclosure to discuss the sponsor’s ownership interest in the combined company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided the Sponsor’s potential ownership interest in the combined company as a percentage of outstanding shares of NioCorp Common Shares following the Transactions on pages 11-12 and 237-238 of the Amended Form S-4.

8.	We note that GX’s sponsor, officers and directors have agreed not to redeem or elect to cause GX to redeem any of their founder shares in connection with the transactions. Please describe any consideration provided in exchange for this agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that GX’s sponsor, officers and directors were provided no consideration in exchange for executing the letter agreements with GX. In response to the Staff’s comment, the Company has revised the disclosure on pages v, 24, 62 and 105 of the Amended Form S-4.

Q: Is the obligation of each of NioCorp and GX to complete the Transactions subject to any conditions?, page 9

9.	We note you disclose that the consummation of the transactions is subject to the satisfaction or waiver of certain closing conditions. Please revise to clarify each condition that is subject to being waived and the consequences of any such waiver.

Response:

In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on pages 9-10, 27-28, 59-60 and 157-158 of the Amended Form S-4 to clarify that each of the listed conditions may be waived by the party or parties in whose favor such closing condition is made, to the extent permitted by applicable law. The Company respectfully submits that, prior to waiving any condition, the applicable party would consider the consequences of such waiver, which will vary depending on the particular condition and the facts and circumstances surrounding a waiver of such condition. As a result of the number and extent of such potential facts and circumstances, it is impracticable to predict and address the material consequences of such hypothetical waivers.

10.	We note you disclose that one of the closing conditions to the consummation of the transactions is receipt of approval for listing on Nasdaq of the NioCorp common shares to be issued in connection with the transactions and the NioCorp assumed warrants. Please disclose which Nasdaq market tier you intend to list on and whether this condition to closing could be waived without recirculation or resolicitation. Also, please advise us as to the Nasdaq listing standard that you intend to qualify for, the status of your listing process and whether it appears at this time that you meet the listing standard.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 34 and 150 of the Amended Form S-4 to reflect that, although this condition may be waived without further solicitation or recirculation, it has applied for listing of the NioCorp Common Shares and NioCorp Assumed Warrants on Nasdaq. NioCorp currently expects to meet the minimum requirements for the Nasdaq Capital Market under the “Equity Standard” or the “Market Value of Listed Securities Standard,” in each case subject to completion of the Company’s contemplated reverse stock split. The Company otherwise believes that it qualifies for listing on the Nasdaq Capital Market under such standards and intends to list on the highest tier for which it qualifies.

11.	Please expand your disclosure to discuss whether the minimum cash condition of $15,000,000 may be satisfied with funds in the Trust Account and, if so, the maximum number of shares that may be redeemed without causing such cash condition to be unsatisfied. In that regard, we note that the letters of intent entered into with respect to the Yorkville financing are non-binding.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 9, 30, 59 and 133 of the Amended Form S-4.

Questions and Answers About the GX Stockholder Meeting
Q. Why is GX proposing the Business Combination Proposal?, page 17

12.	We note your disclosure that based on due diligence investigations into NioCorp, GX believes NioCorp is well positioned to be a reliable, U.S.-based supplier that will produce the referenced minerals in “an environmentally superior manner” and with a “strong focus on sustainability.” Please describe the meaning of such terms in this context.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 18 of the Amended Form S-4.

Summary
Ownership of the Combined Company After the Closing, page 29

13.	In this section, please provide tabular disclosure that describes the equity ownership in the combined company by GX public stockholders, holders of GX founder shares, NioCorp stockholders, and others, following the completion of the Transactions under no redemption and maximum redemption scenarios, as well as the fifty percent redemption scenario. Please also provide tabular disclosure that illustrates the voting power of such parties in the combined company following completion of the Transactions under each such redemption scenario.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure pages 31-34 and 111-112 of the Amended Form S-4.

14.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 33 and 112 of the Amended Form S-4.

15.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 33 and 112 of the Amended Form S-4.

16.	It appears that the reduced underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 33 and 112 of the Amended Form S-4.

Registration Rights and Lock-up Agreement, page 30

17.	Please revise to disclose the amount of shares of common stock that will have registration rights following the consummation of the transactions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the total number of shares of common stock that will have registration rights following the consummation of the transactions will not be known until the Yorkville Convertible Debt Financing Agreement and the Yorkville Equity Facility Financing Agreement have been finalized, as each of those financing arrangements will impact the number of shares subject to registration under the Registration Rights and Lock-Up Agreement. The Company has revised the disclosure on page 161 of the Amended Form S-4 and will complete such disclosure once the requisite information is available.

Risk Factors, page 46

18.	Disclose the material risks to unaffiliated investors presented by conducting the Transactions through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 54 of the Amended Form S-4.

Risks Relating to GX and the Transactions
GX’s Sponsor, directors, officers, advisors and their affiliates may elect to purchase shares or warrants from the GX Public Stockholders..., page 51

19.	We note your disclosure here and elsewhere that GX’s Sponsor, directors, officers, advisors or their affiliates may purchase GX Class A Shares or GX Public Warrants or a combination thereof in privately negotiated transactions or in the open market and that the purpose of any such purchases of shares could be to vote such shares in favor of the Transactions. We also note your disclosure that any such privately negotiated purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. Please provide your analysis on how such potential purchases would comply with Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that any such purchases by GX’s Sponsor, directors, officers, advisors or their affiliates would only be made in compliance with applicable law, including Rule 14e-5 of the Exchange Act. As disclosed in the Form S-4, none of GX’s Sponsor, directors, officers, advisors or any of their respective affiliates have current commitments, plans, or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions.

Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 64

20.	We note from disclosure that GX will be treated as the “acquired” company for financial reporting purposes. We also note from page 74 that immediately following the completion of the transactions it is expected that the current NioCorp Shareholders and the current GX shareholders will respectively own 42% and 58% of outstanding NioCorp Common Shares. Please provide us a robust analysis to support your conclusion that NioCorp Developments Ltd is an accounting acquirer for the financial reporting purposes. Refer to ASC 805-10-55-10 to 55-15.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the provisions of ASC 805, Business Combinations (“ASC 805”) in making the statements that the transaction is intended to be accounted for as a reverse recapitalization in accordance with GAAP and that the Company believes the Company will be the accounting acquirer under both a no redemption and a maximum redemption scenario.

The Company notes that ASC 805 provides a broad array of guidance for business combinations, including the initial step of determining if a transaction is a business combination, which requires that the assets acquired and liabilities assumed “constitute a business,” with an integrated “set” of activities.

The Company also considered the factors in paragraphs 805-10-55-11 through 805-10-55-15 in determining the accounting acquirer. It should be noted that ASC 805 does not provide a hierarchy to explain how to assess factors that influence the identification of an accounting acquirer in a business combination, effectively concluding that no single criterion is more significant than any other.

ASC 805-10-55-10 specifies that the guidance in ASC Subtopic 810-10 should be used to determine the acquirer. ASC 810-10 states that the usual condition to have a controlling interest is to have the majority of the voting interest in an entity. However, ownership of more than 50% of the voting rights in the combined entity should not be considered a presumptive factor in determining the accounting acquirer. If the determination of the acquiring entity (the controlling entity) is not clearly indicated (i.e. the acquirer is not “obvious”) then the guidance in ASC 805-10-55-11 through ASC 805-10-55-15 must be considered in order to determine the accounting acquirer.

Based on reviews of public ownership reports, the Company believes that GXII’s shareholders are a disparate group of public shareholders, including both institutional and retail investors, with no one group holding a majority of GXII outstanding Class A Shares. In addition, the GXII Founders collectively own Class B Shares and Class B Warrants that, if exercised, would only result in ownership of approximately 12% to 19% of the combined company. Based on this, management concluded that no single investor or group of investors will obtain more than 50% of the voting rights, and the guidance in ASC 805-10-55-11 through 55-15 must also be considered.

As a result, the Company considered the following factors in determining that, under both the no redemption and maximum redemption scenarios, the Company is the accounting acquirer:

•	ASC 805-10-55-11: In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

Under the Business Combination Agreement, the Company will issue equity interests, and no cash or other assets are expected to be transferred. Therefore, this factor is not applicable to our assessment.

•	ASC 805-10-55-12: In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.

The Company will be issuing a fixed number of Common Shares as consideration for the assets acquired in this transaction and thus is both the legal and accounting acquirer.

ASC 805-40-25-1 states that “for a business combination transaction to be accounted for as a reverse acquisition, the accounting acquiree must meet the definition of a business”, and the Company has concluded that it will be acquiring assets pursuant to the Business Combination Agreement, not a business. Therefore, there is no reverse acquisition to consider.

ASC 805-10-55-12 also states that “(o)ther pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a.   The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

The Company evaluated relative voting rights over a number of potential redemption scenarios and noted that, on a fully diluted basis and accounting for full vesting of GX Founder Shares, at any redemption rate higher than 33%, existing NioCorp shareholders retain the majority voting interest. Although actual final redemption rates are unknown, recent average redemption rates have exceeded 33% and therefore provide an indication that it is likely that NioCorp Shareholders will hold the majority voting interest at closing.  Regardless of the redemption rate, and as further discussed above, the Company notes that GX’s shareholders are a disparate group of public shareholders, including both institutional and retail investors, with no one group holding a majority of the outstanding GX Class A Shares. GX does not have any knowledge of any related parties among its shareholders that would form a larger group nor is it aware of any agreements or arrangements existing among GX’s wide shareholder base with respect to voting or control.

b.   The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity .

Mark Smith, NioCorp’s Chief Executive Officer, owns approximately 7% of pre-merger NioCorp Common Shares, and is the only >5% share owner of NioCorp. At the completion of the transaction, Mr. Smith’s NioCorp Common Share ownership will be approximately 3%. The Sponsor, on a combined basis, will own between 7% to 14% of the NioCorp Common Shares outstanding, excluding the Earnout Shares and the potential exercise of warrants and depending on the final redemption rate. The Company’s analysis concluded that no one owner or known owner groups have a significant voting interest.

c.   The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The NioCorp Board will expand from seven to nine members, with the two new directors of the Combined Company Board being appointed by GX.  Accordingly, NioCorp will control a majority of the Combined Company Board.

d.   The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

The senior management team of the Combined Company will be exclusively composed of current NioCorp executive officers. GX has no employees that will continue forward in the Combined Company, and as such, the entire management and operating team will be existing NioCorp employees.

e.   The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

The approximately $0.89 per NioCorp Common Share equity rollover value represents a premium paid by GX of approximately 14% to the NioCorp Common Share spot price and of approximately 12.6% to the NioCorp Common Share 20-day volume-weighted average price, as of September 23, 2022.

•	805-10-55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

The Company notes the following factors which indicate that NioCorp is larger than GX:

o	While neither entity has operating revenues, NioCorp has significant operations whereas GX is a blank check company with limited operating expenses. When excluding GX’s restricted cash held in trust, NioCorp has significantly higher assets.

o	As of September 30, 2022, NioCorp had an equity balance of $16.7 million, and GX had an equity deficit of $16.1 million.

ASC 501-55-14 and 15 are not applicable to the transaction since, other than entities that are looked through for purposes of the analysis, only two entities were involved and no new entities were formed to effect a business combination.

21.	Please provide tabular disclosure to summarize the number and percentage ownership of the combined entity common stock outstanding, held by GX public stockholders, GX founder shares, NioCorp stockholders, and others, following the completion of the transaction under both no redemption and maximum redemption scenarios.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 76-77 of the Amended Form S-4.

22.	We note from page 66 that you will issue 335,487,636 NioCorp Common Shares assuming no redemptions. Please also disclose the number of NioCorp Common Shares to be issued assuming maximum redemptions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 77 and 86 of the Amended Form S-4.

23.	We note from page 66 that the aggregate equity value of the outstanding GX Class A shares and GX Class B shares before the transactions and prior to redemptions was determined to be $343.5 million, based on the pro rata redemption amount per share as of June 30, 2022 of approximately $10 per share. Please revise to disclose separately the values of GX Class A shares and GX Class B shares, including number of shares, and amount per share.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 77 of the Amended Form S-4.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 68

24.	We note from your footnote H that you included $16 million of convertible debt with Yorkville in the pro forma balance sheet. We also note from page 149 that each NioCorp Convertible Debenture will bear interest at 5% per annum. Please clarify why there were no adjustments for interest expense associated with the Yorkville financing and any debt issuance costs and related amortization.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 82-83 of the Amended Form S-4.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page 69

25.	We note you provided multiple footnotes to one amount of adjustment for pro forma balance sheet on page 67. For each adjustment you made, please revise to clearly show, in a tabular format, what individual amounts were included in the calculation leading to the amount of adjustment in each redemption scenario. In addition, provide sufficient explanations for each of those individual amounts separately. Refer to Rule 11-02(a)(8) of Regulations S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 82 of the Amended Form S-4.

26.	Please revise footnote B to clarify whether the $7,062,000 of transaction costs to be paid in cash includes the advisory fee of $382,382 disclosed on page 180. In addition, revise to present (1) the amounts of transaction costs incurred and recognized in the historical financial statements for the periods presented of NioCorp and GX and (2) the amounts of transaction costs that have been incurred but not recognized in the historical financial statements of NioCorp and GX. Tell us how you present in the pro forma financial statements for those transaction costs that have incurred but not recognized in the historical financial statements or are expected to be incurred.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 82 of the Amended Form S-4.

27.	Please revise your footnote D on page 70 to describe how you determined the fair value of $42.6 million reported as a noncontrolling interest.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 83 of the Amended Form S-4.

28.	Please revise your footnote (G) on page 71 to describe how you determined the fair value of $2.7 million for Earnout Shares obligation.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 83 of the Amended Form S-4.

29.	Please revise your footnote L to clearly show quantitatively how the percentages were calculated and how the amounts of the adjustments for net income (loss) attributable to noncontrolling interests were calculated.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 83 of the Amended Form S-4.

(3) Loss Per Share, page 71

30.	We note from page 72 that the numbers of shares issued to GX shareholders are to be 335,487,636 shares under no redemptions and 3,438,748 shares under the maximum redemptions. Please revise to clarify whether these numbers of shares include the shares issued to Class B GX shareholders. To the extent these shares do not include the shares issued to Class B GX shareholders, revise the caption to indicate these shares issued to GX Shareholders are for Class A GX shareholders.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 84 of the Amended Form S-4.

31.	We note you presented 637,427 shares to be issued for payment of transaction costs. We also note from footnotes A, B and C that you will issue shares to cover these transaction costs. Please revise to disclose the number of shares to be issued for each of A, B, and C December 6, 2022 Page 5 and reconcile to 637,427 shares.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 85 of the Amended Form S-4.

32.	Please provide a footnote to show how 3,354,876 shares for payment of deferred underwriting fees were derived.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 85 of the Amended Form S-4 in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Information.

GX Special Meeting of Stockholders, page 92

33.	With respect to the proposed changes to the GX charter reflected in GX proposals 2 and 3, please clarify the reasons for and the general effect of such amendments in the context of the Transactions. In that regard, we note that as a result of the Transactions, GX will become a subsidiary of NioCorp.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages iii-iv, 36-37, 103-104 and 115-118 of the Amended Form S-4 to clarify that the various GX Charter Proposals are non-binding, advisory proposals. The Company respectfully advises the Staff that the GX Charter Amendment Proposal is required to effectuate the First Merger. The GX Charter Proposals are non-binding, advisory proposals designed to highlight certain proposed material differences between the existing and proposed charter of GX in compliance with SEC guidance. Following the consummation of the Transactions, GX will become a subsidiary of NioCorp and the holders of GX Class A Shares will have either redeemed their shares or received NioCorp Common Shares and become shareholders of NioCorp. Therefore, the GX Proposed Charter will not apply to the existing holders of GX Class A Shares because they will not continue to be direct stockholders of GX.

The Transactions Background of the Transactions, page 106

34.	Please revise your disclosure to describe in greater detail how Mr. Baer of GX was introduced to Mr. Mark Smith of NioCorp.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 122 of the Amended Form S-4.

35.	Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of GX and NioCorp, including the material terms that were discussed, how parties’ positions differed, and how issues were resolved. For example, please discuss how the parties determined the transaction structure, a valuation of $255 million for NioCorp, the exchange ratio, and the minimum cash condition.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 122-126, 130 and 136 of the Amended Form S-4.

36.	Please expand your disclosure to discuss the negotiations between the parties and Yorkville leading up to the delivery of the non-binding term sheets by and among GX, NioCorp and Yorkville for the standby equity purchase agreement and the unsecured convertible debenture on August 30, 2022.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 126-130 of the Amended Form S-4.

Opinion of NioCorp’s Financial Advisor, page 124

37.	Please quantify the fees GenCap will receive for acting as financial advisor in connection with the business combination and any alternative transaction, and the fee for rendering its opinion. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 143 of the Amended Form S-4.

Discounted Cash Flow & Market Multiples Analysis, page 127

38.	Please disclose any additional criteria that was utilized in identifying the companies selected by GenCap for its Discounted Cash Flow & Market Multiples Analysis. In addition, discuss whether any companies meeting the selection criteria used by GenCap in this analysis were excluded from the analysis and, if applicable, explain why such companies were excluded.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 141 of the Amended Form S-4.

Opinion of GX’s Financial Advisor, page 130

39.	We note you disclose that pursuant to the original engagement letter dated September 14, 2022, Scalar agreed to provide an opinion as to the fairness of the consideration and that the engagement letter provided for a transaction fee equal to $150,000. Please disclose whether such engagement was modified or amended and whether GX has agreed to pay any other compensation to Scalar and discuss the nature and terms of any such compensation.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the engagement letter dated September 14, 2022 with Scalar was never modified or amended. In addition to the $150,000 transaction fee, GX has also agreed to reimburse Scalar for expenses, including legal fees.

40.	We note your disclosure that in connection with rendering its fairness opinion, Scalar reviewed certain financial forecasts, estimates, and other data relating to the business and financial prospects of NioCorp that were publicly available, including the “Corporate Presentation.” Please tell us the nature of such Corporate Presentation, and where it is publicly available. In addition, please tell us whether the “financial forecasts provided to GenCap” are publicly available, and the nature of such financial forecasts.

Response:

The Company respectfully acknowledges the Staff’s comment and advise the Staff that the Corporate Presentation that Scalar reviewed was NioCorp’s investor presentation providing an overview of the Transactions with GX, the critical minerals we are focused on, and disclosing details on the Elk Creek Project. The Corporate Presentation was subsequently filed as an Exhibit to the Current Report on Form 8-K filed by NioCorp on October 7, 2022: https://www.sec.gov/Archives/edgar/data/1512228/000153949722001638/exh99-1.htm.

Further, with respect to the financial forecasts provided to GenCap, the Company respectfully notes that such forecasts are contained within the S-K 1300 Elk Creek Technical Report Summary, issued on September 5, 2022 in connection with and filed as Exhibit 96.1 to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022. Chapter 19 of the S-K 1300 Elk Creek Technical Report Summary, “Economic Analysis,” contains the financial forecasts for the Elk Creek Resources Project and detail the assumptions included therein. The Company respectfully advises the Staff that it has revised the disclosure on page 138 of the Amended Form S-4 to further clarify the source of these forecasts.

Discounted Cash Flow Analysis, page 132

41.	Please disclose if any companies meeting the selection criteria for the Selected PreProduction Companies, Selected Commercial Production Companies and Selected Commercial Production Companies were excluded from the discounted cash flow valuation sensitivity analysis and, if applicable, explain why such companies were excluded.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on page 147 of the Amended Form S-4.

Management After the Transactions, page 185

42.	We note you disclose that Mark A. Smith, your chief executive officer, also serves as the chief executive officer of IBC Advanced Alloys Corp. Please discuss the amount of time he devotes to your business activities and the nature of any material conflicts of interest that may exist as a result of him working for your company on a part-time basis.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure to include an additional risk factor on page 70 of the Amended Form S-4.

Where You Can Find Additional Information, page 223

43.	Please revise to incorporate by reference your definitive proxy statement for your 2022 annual general meeting of shareholders. In that regard, we note that your annual report on Form 10-K for the fiscal year ended June 30, 2022 incorporates by reference information provided in such filing.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 243 of the Amended Form S-4 to incorporate the portions of the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on October 28, 2022, that are incorporated into the Company’s Annual Report on Form 10-K, into the Amended Form S-4.

Exhibits

44.	Please file consents from GenCap and Scalar as exhibits to your registration statement. Refer to Rule 436 of the Securities Act.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the Amended Form S-4 to include consents of GenCap Mining Advisory Ltd. and Scalar, LLC as Exhibits 23.21 and 23.22, respectively.

45.	We note from the fee table provided in Exhibit 107 that it appears that you are registering the issuance of 83,871,907 NioCorp common shares issuable upon exchange of the Second Merger Class B Shares. If so, please provide your analysis as to why you believe you are eligible to register such issuance. In that regard, it appears that the Second Merger Class B Shares will be offered privately. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised Exhibit 107 to the Amended Form S-4 to remove registration of the issuance of 86,650,921 NioCorp Common Shares issuable upon exchange of the Second Merger Class B Shares.

General

46.	With a view toward disclosure, please tell us whether GX’s sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Corbin ERISA Opportunity Fund, Ltd. and ACM Alameda Special Purpose Investment Fund II LP, both Cayman Island entities, are non-controlling members of the Sponsor that collectively own approximately 11.2% interest in the Sponsor. Further, NioCorp and Intermediate HoldCo are both British Columbia corporations. The parties do not believe that any of the above facts or relationships regarding the Sponsor, NioCorp or Intermediate HoldCo would, by themselves, subject a business combination to regulatory review, including review by CFIUS, nor do the parties believe that if such a review were conceivable that, based solely on such facts or relationships, such business combination ultimately would be prohibited. However, if a business combination were to become subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as CFIUS, the Company has revised the disclosure on pages 19, 39-40, 57-58 and 112-113 of the Amended Form S-4 in response to the Staff’s comment.

47.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on page 66 of the Amended Form S-4.

48.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. In addition, please ensure your disclosure reflects the potential impact of the Yorkville financing transactions and the Lind III Agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 62-63 of the Amended Form S-4.

49.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 10 and 72 of the Amended Form S-4.

50.	We note that Cantor was engaged as capital markets advisor to GX in connection with the transactions and that part of the IPO underwriting fee was deferred conditioned on completion of a business combination. Please quantify the aggregate fees payable to Cantor, both in cash and equity, as both deferred underwriting compensation and advisory fees that are contingent on completion of the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the aggregate fees payable to Cantor contingent on completion of the business combination are $5.0 million of deferred underwriting fees, $2.0 million of which will be paid in cash and $3.0 million of which will be settled in shares, either by means of a private placement of GX Class A Shares prior to the Closing of the Transactions or through open market purchases of GX Class A Shares by Cantor, followed by payment of all or the applicable portion of the fee amount in cash on the Closing Date. The Company further respectfully advises the Staff that the advisory agreement between GX and Cantor in connection with the business combination does not contemplate the payment of an advisory fee.

51.	Please file a form of your preliminary proxy card as an appendix to the proxy statement. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the Amended Form S-4 to include a form of the preliminary proxy card as Annex K thereto.

52.	Please revise to clearly state the current status of your Elk Creek Project and discuss in greater detail the planned phases and related costs for the project, including testing, permitting, construction and production.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on pages 188-189 of the Amended Form S-4.

53.	Please tell us what consideration was given, if any, by GX’s board to the discount to GX’s Class A shares’ trading price reflected in the consideration for the business transaction. In that regard, we note that the estimated implied value of merger consideration to GX shareholders of $8.75 is at a discount to the GX Class A share closing price of $9.80 on September 23, 2022.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 122-123 of the Amended Form S-4.

54.	Please provide an organizational chart outlining your pre- and post-business combination corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised the disclosure on pages 32 and 151-152 of the Amended Form S-4.

55.	Please tell us whether the Yorkville Convertible Debt Financing Agreement and the Yorkville Equity Facility Financing Agreement will be filed as exhibits to the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Yorkville Convertible Debt Financing Agreement and the Yorkville Equity Facility Financing Agreement will be filed as exhibits to the registration statement once such agreements are in definitive form.

* * * * * * * * *

If you have any questions regarding these matters, please do not hesitate to contact Joel T. May of Jones Day at (404) 581-8967.

Sincerely yours,

/s/ Neal Shah
Neal Shah
Chief Financial Officer
NioCorp Developments Ltd.

Copies to:

Joel T. May, Jones Day

Andrew C. Thomas, Jones Day

C. Michael Chitwood, Skadden, Arps, Slate, Meagher & Flom LLP (counsel to GX)

Michael A. Civale, Skadden, Arps, Slate, Meagher & Flom LLP (counsel to GX)

Mark A. Smith, NioCorp Developments Ltd.